OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(49,600)
Adjustments to reconcile net loss to net cash used in operations:		
Change in due from related party		6,681
Change in prepaid expenses and other assets		1,629
Change in accounts payable		4,647
Change in due to related party		3,353
NET CASH USED BY OPERATING ACTIVITIES		(33,290)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		40,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		40,000
NET INCREASE IN CASH		6,710
CASH BALANCE:		
Beginning of period		19,376
End of period	$	26,086

See accompanying notes.